Felipe Bayón will lead Ecopetrol until March 31, 2023

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company” or “Ecopetrol”) informs that Felipe Bayón Pardo will lead the Company as CEO until March 31, 2023.

The Board of Directors recognized Felipe Bayón Pardo’s achievements during his leadership as CEO of Ecopetrol since September 2017.

Under his tenure, the Company achieved excellent operating and financial results that brought significant benefits in terms of energy security and contributed to reducing social gaps in the country, always having as a guiding principle the people’s lives.

The Board highlighted his leadership in turning Ecopetrol into a benchmark-setting diversified energy group in Latin America, committed to energy transition and with a robust 2040 long-term strategy 'Energy that Transforms' that responds to the current challenges in environmental, social, and governance matters to enable the Company to continue the path of sustainable and profitable growth.

Under Felipe Bayón, the Ecopetrol Group also became a pioneer in the region by setting the ambitious goal of reducing net carbon emissions to zero by 2050, as well as designing and implementing its strategic plan for the development of low-emission hydrogen. He also led a profound technological transformation to have more agile and streamlined processes in the Company and was a strong advocate of diversity and inclusion programs.

He also led Ecopetrol’s acquisition of 51.4% of ISA's shares, one of the most relevant transactions in the western hemisphere in 2021, which acquisition has already rendered visible results for the Ecopetrol Group in decarbonization and electrification.

During his presidency, important offshore gas discoveries were made, such as Gorgon-2 and Uchuva-1, which ratified the existence of a gas province in the Caribbean Sea, which will be fundamental to preserving Colombia’s energy security in the future, and the completion of the capacity expansion of the Cartagena Refinery, to meet the growing demand for refined products. He also led a comprehensive program to raise the quality of the Company’s fuel products to meet international standards.

Felipe was key in leading the Company through highly complex international challenges over the last years, such as the oil price crisis that arose during the Covid-19 pandemic, while adhering to the highest industry safety standards, and meeting the country's fuel demand.

Ecopetrol expresses its gratitude to Felipe Bayón for his leadership and achievements and wishes him success in his new professional endeavors.

The selection process and appointment of Ecopetrol’s new CEO by the Board of Directors will be based on a rigorous selection process, in accordance with the Company’s Succession Policy for the President.

Bogota D.C., January 26, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the Company and their continued access to capital to finance the Company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Maria Catalina Escobar Hoyos

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co